Mini City, LLC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	$ -	$ -
Expenses:		
Advertising & Promotion	163	-
Contractors	4,378	-
Commission fees	319	-
Business expense	2,976	-
Office expense	884	-
Travel expense	229	-
Meals	415	-
Supplies	61	-
Utilities	49	-
Insurance	24	-
Taxes and Licences	50	-
Total Expenses	9,548	-
Net loss	$ (9,548)	-